SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             NEVER MISS A CALL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    641520101
                                 (CUSIP Number)

                             NEVER MISS A CALL, INC.
                   6340 NW 5TH Way, Fort Lauderdale, FL 33309
                                 (954) 935-0821
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott Gershon

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

         OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

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NUMBER OF                   7    SOLE VOTING POWER                      875,000
SHARES
BENEFICIALLY

OWNED BY                    8   SHARED VOTING POWER                         -0-
EACH

REPORTING                   9   SOLE DISPOSITIVE POWER                  875,000
PERSON
WITH

                           10   SHARED DISPOSITIVE POWER                    -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         875,000

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

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                                                                            [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26%

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14   TYPE OF REPORTING PERSON*

         IN

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Item 1.  Security and Issuer.

        Common Stock, $.001 par value of Never Miss A Call, Inc., a Nevada corp.

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Item 2.  Identity and Background.

     (a) Name of Person Filing: Scott Gershon

     (b) Business address: 6340 NW 5th Way, Fort Lauderdale, FL 33309

     (c) Present Occupation:        Director, President and Chief Executive
                                    Officer of Never Miss A Call, Inc.,
                                    an inter-active Internet and telephone
                                    based customer and marketing service company located at 6340 NW 5th Way, Fort Lauderdale,
                                    FL 33309

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  USA

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

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Item 3.  Source and Amount of Funds or Other Consideration.

         All shares beneficially owned by the Reporting Person were acquired pursuant to the transactions described in Item 4 below.

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Item 4.  Purpose of Transaction.

         The acquisition of securities of the Issuer by the Reporting Person was pursuant to a merger by and between NMC Acquisition Corp., a Florida corporation ("NMC") and a wholly- owned subsidiary of the Issuer, and Inter-Call-Net Teleservices, Inc., a Florida corporation ("ICN") on January 26, 2001 whereby each of the issued and outstanding shares of common stock of ICN were exchanged on a tax-free basis for 1.25 shares of the common stock of the Issuer.

         In connection with the merger, the officers and directors of ICN have become the officers, in their same prior capacities, and directors of the Issuer and the officers and directors of the Issuer pre-merger have resigned. The Issuer will continue the business and operations of ICN as a wholly-owned subsidiary of the Issuer.

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Item 5.  Interest in Securities of the Issuer.

         Reporting Person beneficially owns an aggregate of 875,000 shares of which he has sole voting and dispositive power.

         No transactions have been effected during the past sixty days by the Reporting Person except as disclosed in Item 4 herein.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

         Incorporated by reference is Exhibit 2.1 of the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 22, 2001, entitled Plan of Reorganization and Merger by and between the Issuer, NMC, and ICN dated December 21, 2000.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  February 2, 2001
                                                 -----------------------------
                                                 (Date)

                                                 /s/ Scott Gershon
                                                 -----------------
                                                 (Signature)

                                                 Scott Gershon, President
                                                 --------------------------
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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